District Intersects 30.0 m at 10.9% ZnEq on the Tomtebo Property

Vancouver, B.C.	February 28, 2022

February 28, 2022 - District Metals Corp. (TSX-V: DMX) (FRA: DFPP); ("District" or the "Company") is pleased to report assay results for the remaining eleven drill holes (TOM21-026 to -036) from the Phase II drill program at the high grade polymetallic Tomtebo Property located in the Bergslagen Mining District in south-central Sweden.  A total of 4,906 m in eleven drill holes was completed during the Phase II drill program that was carried out from October to December 2021.

Drill holes TOM21-027, -028 and -032 targeted the Steffenburgs zone as follow up from hole TOM21-025 (previously reported here), which returned 14.3 m at 14.2% ZnEq1 from 210.0 to 224.3 m.  Hole TOM21-028 was drilled 60 m up plunge from TOM21-025 and intersected the longest interval of continuous strong sulphide mineralization at Tomtebo to date.  Hole TOM21-027 was drilled approximately 80 m down plunge from hole TOM21-025 and encountered stringer and vein sulphide mineralization along the northwest edge of the massive sulphide lens at the Steffenburgs zone.  Hole TOM21-032 was drilled approximately 35 m northwest from hole TOM21-025 and also encountered stringer and vein sulphide mineralization.

In late-January to early-February 2022 borehole electromagnetic (BHEM) surveys were conducted, and interpretations are underway.  At the Steffenburgs zone the interpreted BHEM results will assist in delineating the massive sulphide lens to optimize drill targeting at depth.

Highlights:

  TOM21-028 intersected 30.05 m at 10.9% ZnEq1 (148.35 to 178.40 m).
    including 21.80 m at 14.3% ZnEq1 (152.00 to 173.80 m).
    including 10.05 m at 17.0% ZnEq1 (157.15 to 167.20 m).
  TOM21-032 intersected 6.80 m at 2.5% ZnEq1 (149.20 to 156.00 m) and 12.70 m at 3.3% ZnEq1 (221.30 to 234.00 m).
  TOM21-027 intersected 3.50 m at 4.7% ZnEq1 (61.40 to 64.90 m), 8.00 m at 2.0% ZnEq1 (229.00 to 237.00 m), and 2.70 m at 7.2% ZnEq1 (274.40 to 277.10 m).

Drill hole plan, cross and long sections are shown in Figures 1 to 3, and drill assay results are shown in Table 1.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Rodney Allen, Technical Advisor for District, commented: "The new massive sulphide intersection in hole TOM21-028 provides another excellent intersection in the Steffenburgs zone massive sulphide lens. This intersection shows a zonation from intense "stringer" sulphide veining in the stratigraphic footwall, followed by a thick interval of massive sulphide, which is in turn overlain by relatively weakly mineralized hanging-wall rocks. The massive sulphide interval also shows zoning, comprising a core of massive pyrite with relatively minor sphalerite, enclosed by massive pyritic sulphide with numerous prominent bands of rich sphalerite-galena. These zoning relationships are common in high-grade VMS deposits; they indicate that the massive sulphide grew progressively and evolved with time. High-temperature solutions welled up in the footwall stringer zone, dissolving Zn-Pb-Ag-Au from the footwall side of the deposit, leaving a massive pyritic "residue" in the lower to central parts of the massive sulphide lens and concentrating the Zn-Pb-Ag-Au in the upper and lateral parts of the lens. These relationships provide further confirmation that we have intersected classic VMS (Volcanogenic Massive Sulphide) mineralization on a major VMS ore horizon.

In several places, sphalerite-galena bands in the massive sulphide can be seen to form tight folds, which provides further evidence that the Steffenburgs zone massive sulphide is deformed and may be folded also on the larger scale. We now have a number of good intersections of both massive sulphide and stringer sulphide in several drill holes and because the mineralization is likely folded it is not yet entirely certain how the various intersections join up from drill hole to drill hole. We anticipate that data from recent geophysical surveys and lithogeochemical analysis of drill core samples, combined with the geological mapping of the drill cores will enable us to better understand the geometry of the mineralization and to plan the best locations for additional drill holes."

Garrett Ainsworth, CEO of District, commented: "The Steffenburgs zone is showing great promise that is most recently highlighted with a wide intercept of strong polymetallic mineralization in hole TOM21-028 that has returned 30 m at 10.9% ZnEq1.  Elevated gold values were observed above and below the massive sulphide intercept in hole TOM21-028, which supports the occurrence of successive mineralizing events that opens up additional targets at Tomtebo.  Assay results from hole TOM21-027 show us that the polymetallic mineralization at the Steffenburgs zone remains open, and it appears that this hole clipped the northwest outside edge of the plunging massive sulphide lenses encountered by holes TOM21-001, -025, and -028.  Our next phase of drilling at Tomtebo is planned for early-April and will focus on the Steffenburgs zone where targeting will be finalized based on the BHEM and whole rock geochemistry interpretations."

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Figure 1: Drill Hole Locations from Tomtebo Phase II Program

N
200
0
200 m
Tomtebo
TOM-21-030B
Steffenburgs
Targets
TOM-21-032
TOM-21-035
TOM-21-025
TOM-21-027
TOM-21-028
West Tomtebo
Mine Targets
TOM-21-024
TOM-21-031
TOM-21-034
Oscarsgruvan
Targets
TOM-21-036
Byrbäcken
Kittmoren
Gruvhål
Gårdsgruvans
Targets
TOM-21-026
TOM-21-029
Tomteboberget
Southwest Gravity
Targets
Gruvhål
TOM-21-033
Legend
Drillhole phase II
Drillhole intercept
Surface projection
of exploited ore
Exploration drift
(-200m)

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Figure 2: Cross Section Looking Northwest at Steffenburgs Zone

SW
NE
50°
TOM-21-027
TOM-21-025
TOM-21-028
TOM-21-024
TOM-21-032
TOM-21-001
Steffenburgs
100
50
0
-50
-100
11.70 m @ 1.82% ZnEq
11.95 m @ 14.77% ZnEq
6.80 m @ 2.46% ZnEq
30.05 m @ 10.93% ZnEq
0.30 m @ 24.02% ZnEq
14.30 m @ 14.15% ZnEq
12.70 m @ 3.28% ZnEq
3.00 m @ 2.16% ZnEq
2.70 m @ 7.21% ZnEq
3.50 m @ 4.72% ZnEq
3.25 m @ 5.55% ZnEq
2.00 m @ 2.13% ZnEq
5.40 m @ 1.62% ZnEq
0.80 m @ 14.28% ZnEq
5.00 m @ 1.69% ZnEq
8.00 m @ 2.05% ZnEq
-200m exploration drift
?
Section Line
Steffenburgs
surface projection
of exploited ore
-200m exploration drift
N
100
0
100 m

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Figure 3: Long Section Looking Northeast at Steffenburgs Zone

NW
SE
140°
TOM-21-032
TOM-21-028
TOM-21-025
TOM-21-024
TOM-21-027
TOM-21-001
100
50
0
-50
-100
3.50 m @ 4.72% ZnEq
2.00 m @ 2.13% ZnEq
6.80 m @ 2.46% ZnEq
5.40 m @ 1.62% ZnEq
12.70 m @ 3.28% ZnEq
0.80 m @ 14.28% ZnEq
5.00 m @ 1.69% ZnEq
11.70 m @ 1.82% ZnEq
11.95 m @ 14.77% ZnEq
3.25 m @ 5.55% ZnEq
30.05 m @ 10.93% ZnEq
0.30 m @ 24.02% ZnEq
14.30 m @ 14.15% ZnEq
3.00 m @ 2.16% ZnEq
8.00 m @ 2.05% ZnEq
2.70 m @ 7.21% ZnEq
Open
100
0
100 m
TOM-21-027
TOM-21-025
TOM-21-001
Section Line
surface projection of exploited ore
-200m exploration drift
N
100
0
100 m

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Table 1: Tomtebo Drill Assay Results

Drill Hole				Depths and Interval			Assay Results
Hole ID	Azimuth	Dip	Total Depth (m)	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	ZnEq (%)
TOM21-026	110	-58	459.00	159.80	161.30	1.50	5.13	0.01	0.00	0.24	0.68	2.53
				289.10	292.00	2.90	14.69	0.12	0.01	0.49	0.66	3.55
				320.00	321.60	1.60	48.93	1.05	0.01	1.29	3.65	15.22
TOM21-027	35	-62	312.00	42.50	43.15	0.65	91.40	0.42	0.85	0.06	0.31	4.49
				61.40	64.90	3.50	32.03	0.42	0.36	0.53	0.66	4.72
				192.50	193.30	0.80	236.00	0.82	6.10	0.54	0.18	14.28
				200.00	205.00	5.00	8.41	0.85	0.26	0.09	0.06	1.69
				229.00	237.00	8.00	9.30	0.98	0.51	0.10	0.04	2.05
				270.20	271.10	0.90	37.40	2.01	1.27	0.20	0.01	4.67
				274.40	277.10	2.70	37.38	4.79	1.08	0.16	0.02	7.21
TOM21-028	52	-50	218.70	110.00	111.00	1.00	20.50	0.27	0.11	0.15	0.35	2.21
				119.10	120.60	1.50	5.72	0.87	0.24	0.04	0.06	1.47
				124.35	126.20	1.85	9.87	0.78	0.31	0.04	0.07	1.60
				143.60	144.70	1.10	6.47	0.46	0.12	0.09	0.16	1.38
				148.35	178.40	30.05	24.99	6.97	1.90	0.43	0.16	10.93
			incl.	148.35	173.80	25.45	28.81	8.13	2.20	0.47	0.17	12.57
			incl.	152.00	173.80	21.80	32.02	9.36	2.53	0.53	0.16	14.34
			incl.	157.15	163.70	6.55	36.99	12.44	3.33	0.27	0.10	17.34
			incl.	157.15	167.20	10.05	29.13	12.97	2.53	0.24	0.15	16.99
				184.80	185.10	0.30	112.00	14.25	6.96	0.23	0.04	24.02
TOM21-029	110	-45	351.00	No Significant Results
TOM21-30B	0	-50	300.00	72.60	73.20	0.60	4.15	0.47	0.02	0.09	0.12
TOM21-031	210	-47	411.00	356.70	358.50	1.80	1.89	2.11	0.02	0.12	0.06	2.66
TOM21-032	31	-50	366.00	96.50	97.15	0.65	17.70	0.36	0.32	0.10	0.20	1.89
				101.45	102.00	0.55	10.55	4.76	0.24	0.10	0.08	5.75
				107.10	107.70	0.60	20.20	3.25	0.62	0.05	0.03	4.53
				110.60	111.30	0.70	22.20	0.96	0.38	0.13	0.19	2.71
				149.20	156.00	6.80	9.88	0.98	0.49	0.14	0.16	2.46
				160.00	161.00	1.00	28.20	0.77	1.90	0.08	0.02	3.44
				221.30	234.00	12.70	25.28	1.40	0.57	0.18	0.08	3.28
			incl.	229.40	233.00	3.60	45.04	2.25	0.71	0.26	0.08	4.99
				247.00	250.00	3.00	6.01	1.29	0.58	0.04	0.04	2.16
TOM21-033	165	-50	300.00	No Significant Results
TOM21-034	180	-47	360.00	No Significant Results
TOM21-035	215	-62	450.00	No Significant Results
TOM21-036	155	-55	300.00	No Significant Results

Notes:

  All intervals are core lengths, and true thicknesses are yet to be determined. Mineral resource modeling is required before true thicknesses can be estimated.
  Cut-off grade of 1.2% ZnEq was utilized, which may include up to 2.0 m of internal dilution.  Underground mining cut-off at the nearby Garpenberg Mine was US$32/tonne in 2020.
  Metal prices used in USD for the ZnEq cut-off calculations were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb.
  ZnEq = Zn% + (Ag g/t × 0.0257) + (Au g/t x 2.831) + (Cu% × 2.529) + (Pb% × 0.882)
  The use of ZnEq is to calculate cut-off grades for exploration purposes, and no adjustments were made for metal recovery.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Drill Hole Summaries

TOM21-026 (Gårdsgruvans zone):

Hole TOM21-026 was drilled at an angled orientation (-58° dip) to the east (110° azimuth). It was designed to test a BHEM anomaly, a gravity high anomaly, but also step out 100 m down plunge from multiple stacked mineralized lenses encountered in hole TOM21-017, which returned 13.4 m at 0.68% CuEq2 (88.1 to 101.5 m), 16.2 m at 087% CuEq2 (206.8 to 223.0 m), 5.6 m at 7.11% ZnEq1 (269.2 to 274.8 m), 5.05m at 2.86% CuEq2 (278.1 to 283.15 m) and 2.0 m at 2.18% CuEq2 (295.3 to 297.3 m)

After 7.0 m of overburden, the hole intersected moderately to locally strongly altered felsic volcanic rocks with trace pyrite (0.1-2%) and some local zones of weak pyrite impregnation that were intercalated with occasional meter-scale mafic dykes from 7.0 to 288.0 m. Sulphide impregnation and veins (pyrite, pyrrhotite, chalcopyrite) were encountered between 288.0 and 291.0 m. This is underlain by moderately to locally strongly altered felsic volcanic rocks with trace pyrite (1%) that were intercalated with occasional meter-scale mafic dykes from 291.0 to 332.0 m. A semi-massive chalcopyrite-dominated sulphide vein of 0.4 m was encountered at 332.0 m. This is followed by moderately altered felsic volcanic rocks with local zones of trace pyrite (1-2%) that were intercalated with occasional meter-scale mafic dykes and a pegmatite dike from 233.0 m to the end of the hole depth at 459.0 m.

TOM21-027 (Steffenburgs zone):

Hole TOM21-027 was drilled at an angled orientation (-62° dip) to the northeast (35° azimuth). It was designed to be a follow up on TOM21-025 from the same collar, which returned 14.3 m at 14.2% ZnEq1 (210.0 to 224.3 m) based on the step out of 118 m down plunge from massive sulphides encountered in hole TOM21-001, which returned 8.2 m at 20.94% ZnEq1 (65.3 to 73.5 m).

After 11.8 m of overburden, the hole intersected moderately altered felsic volcanic rocks with trace pyrite and pyrrhotite (1%) from 11.8 to 63.0 m. Between 63.0 and 64.5 m, accumulations of polymetallic sulphides (pyrite, pyrrhotite, chalcopyrite, galena) in the form of veinlets, stringers, and narrow zones of impregnation were observed. This is underlain by moderately to strongly altered felsic volcanic rocks with local trace pyrite (0.1%) that were intercalated with occasional meter-scale mafic dykes from 64.5 to 270.0 m and a porphyritic felsic dike from 127.0 to 133.0 m. This unit includes two zones of polymetallic sulphides (pyrite, pyrrhotite, sphalerite, galena, chalcopyrite) in the form of veinlets and stringers, which were observed between 192.5 to 204.0 m and 231.0 to 236.5 m. This is followed by polymetallic sulphide mineralization (pyrite, pyrrhotite, sphalerite, galena) in the form of banded sulphide impregnations between 270.0 to 278.0 m. This mineralized unit is underlain by strongly altered felsic volcanic rocks with local trace pyrite (1%) that were intercalated with meter-scale mafic dykes from 278.0 m to the end of the hole depth at 312.0 m.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

TOM21-028 (Steffenburgs zone):

Hole TOM21-028 was drilled at an angled orientation (-50° dip) to the east-northeast (52° azimuth). It was designed to be a follow up on TOM21-025 from the same collar, which returned 14.3 m at 14.2% ZnEq1 (210.0 to 224.3 m) based on the step out of 40 m down plunge from massive sulphides encountered in hole TOM21-001, which returned 8.2 m at 20.94% ZnEq1 (65.3 to 73.5 m).

After 20.0 m of overburden, the hole intersected moderately to locally strongly altered felsic volcanic rocks with trace pyrite (1%) and some narrow zones of weak pyrite impregnation that were intercalated with occasional meter-scale mafic dykes from 20.0 to 148.2 m. A porphyritic felsic dike was encountered from 89.0 to 93.0 m, and 108.5 to 125.5 m along with several polymetallic stringers and veinlets (pyrite, pyrrhotite, chalcopyrite, galena, chalcopyrite). The sulphide content increased after 143.0 m in moderately to intensely altered felsic volcanic rocks. Strong sulphide impregnations (pyrite, pyrrhotite, chalcopyrite) were encountered between 148.2 to 157.1 m as well as semi-massive sulphides (pyrite, pyrrhotite, chalcopyrite) between 149.3 to 150.4 m.

Massive stratabound polymetallic sulphides (sphalerite, galena, pyrite, pyrrhotite, chalcopyrite) were intersected from 157.1 to 173.8 m. This high-grade and very dense mineralized intercept of 16.7 m represents the longest drilled massive sulphide interval intersected at the historic Tomtebo Mine to date. This mineralized intercept is underlain by moderately altered felsic volcanic rocks with trace pyrite (1-2%) but also a massive polymetallic sulphide vein (pyrrhotite, sphalerite) at 184.8 to 185.1m. This unit is intercalated with occasional meter-scale mafic dykes from 173.8 m to the end of the hole depth at 218.7 m.

TOM21-029 (Gårdsgruvans zone):

Hole TOM21-029 was drilled at an angled orientation (-45° dip) to the east (110° azimuth). It was designed to test a proximal gravity high anomaly and is located 240 m southwest of TOM21-015 and southwest from holes TOM21-016 and -017 that intersected several stacked polymetallic sulphide lenses.

After 9.7 m of overburden, the hole intersected a pegmatite dike from 9.7 to 16.3 m. This is followed by weakly to moderately altered felsic volcanic rocks with local trace pyrite (1%) that were intercalated with occasional meter-scale mafic dykes from 16.3 to 309.5 m. Porphyritic felsic dikes were encountered from 67.8 to 78.0 m and 169.0 to 185.0 m as well as a pegmatite dike at 221.3 to 227.7 m. This unit is underlain by moderately to strongly altered felsic volcanic rocks with trace to disseminated pyrite (1-2%) closely intercalated with several meter-scale mafic dykes from 309.5 to 345.0 m. Weakly altered felsic volcanic rocks without pyrite persisted from 345.0 m to the end of the hole depth at 351.0 m.

TOM21-030A/B (West of Tomtebo Mine):

Hole TOM21-30A was abandoned at a depth of 47 m due to technical issues, and TOM21-030B was the re-start hole.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Hole TOM21-030B was drilled at an angled orientation (-50° dip) to the north (0° azimuth). It was designed to test the geology of the northwestern hinge of the Steffenburgs zone and targeted the contact of rhyolite 1 and 2 at a -200 m level to the west of the known sulphide mineralization.

After 21.0 m of overburden, the hole intersected weakly to moderately altered felsic volcanic rocks with local trace pyrite (0.1-1%) that were intercalated with occasional meter-scale porphyritic felsic dykes from 21.0 to 126.4 m. This unit of felsic volcanic rocks is underlain by a group of several mafic and porphyritic felsic dikes from 126.4 to 156.0 m. Moderately altered felsic volcanic rocks without sulphides follow and are intercalated with occasional meter-scale mafic dykes associated with localized stronger alteration and remobilized trace pyrite (0.1-1%) from 156.0 m to the end of the hole depth at 300.0 m.

TOM21-031 (Oscarsgruvan zone):

Hole TOM21-031 was drilled at an angled orientation (-47° dip) to the southwest (210° azimuth). It was designed to be a 50 m step-out below significant sulphide mineralization encountered in hole TOM21-004, which returned 13.4 m at 5.04% ZnEq1 (194.6 to 208 m). The hole also targeted coincident gravity and magnetic high anomalies.

After 15.1 m of overburden, the hole intersected an undifferentiated phyric felsic intrusive unit without sulphides from 15.1 to 40.0 m. This is followed by a partly altered undifferentiated intrusive amphibolite unit intercalated with occasional meter-scale weakly altered felsic volcanic rocks from 40.0 to 110.0 m. Weakly to moderately altered felsic volcanic rocks without sulphides follow with occasional meter-scale mafic and porphyritic felsic dikes and narrow intrusive amphibolite units from 110.0 to 247.0 m. Similar felsic volcanic rocks follow this unit with moderate to locally strong alteration intensity and locally disseminated pyrite and pyrrhotite (0.1-1%) from 247.0 to 313.0 m. Below this, a pyroxene and amphibole skarn were intersected, which are intercalated with meter-scale silicified felsic volcanic rocks that do not show sulphides from 313.0 to 348.6 m. This skarn is underlain by weakly to moderately altered felsic volcanic rocks with local zones (355.0 to 360.0 m, 363.0 to 371.0 m, and 376.0 to 385.0 m) of weakly disseminated polymetallic sulphides (0.1-1%) (pyrite, pyrrhotite, chalcopyrite, sphalerite) from 348.6 to 390.0 m. Moderately altered felsic volcanic rocks without sulphides follow from 390.0 m to the end of the hole depth at 411.0 m.

TOM21-032 (Steffenburgs zone):

Hole TOM21-032 was drilled at an angled orientation (-50° dip) to the northeast (31° azimuth). It was designed to step out 40 m down plunge from massive sulphides encountered in hole TOM21-001, which returned 8.2 m at 20.94% ZnEq1 (65.3 to 73.5 m), as well as to follow up on the massive sulphide intercepts in hole TOM21-025, which returned 14.3 m at 14.2% ZnEq1 (210.0 to 224.3 m) and TOM21-028 which intersected 16.85 m of massive sulphides (157.15 to 174.0 m).

After 21.0 m of overburden, the hole intersected moderately altered felsic volcanic rocks with trace pyrite (1%) from 21.0 to 71.5 m. A porphyritic felsic dike was encountered from 71.5 to 76.1 m. This is followed by moderately altered felsic volcanic rocks with several individual polymetallic sulphides (pyrite, pyrrhotite, sphalerite, galena) veinlets and stringers intercalated with occasional meter-scale mafic dikes from 76.1 to 139.0 m. Moderately to strongly altered felsic volcanic rocks with disseminated and impregnated sulphides (pyrite, pyrrhotite) were encountered between 139.0 to 163.0 m. This unit also includes semi-massive to massive polymetallic sulphides (pyrite, pyrrhotite, sphalerite, galena) from 151.6 to 152.55 m. This mineralized unit is underlain by moderately and strongly altered felsic volcanic rocks with mostly trace pyrite (1%) intercalated with occasional meter-scale mafic dikes from 163.0 to 346.7 m. This unit contains sulphide (pyrite, pyrrhotite) impregnation from 198.5 to 207.1 m and 221.3 to 223.3 m, polymetallic sulphide (pyrite, pyrrhotite, sphalerite, galena) impregnation from 224.5 to 233.0 m, and 243.9 to 254.5 m. A pyroxene skarn with blebby (1-2%) sulphides (pyrite, pyrrhotite) follows from 346.7 to 355.8 m. Weakly altered felsic volcanic rock without trace pyrite persists from 355.8 m to the end of the hole depth at 366.0 m.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

TOM21-033 (Southwest Gravity Target):

Hole TOM21-033 was drilled at an angled orientation (-50° dip) to the south (165° azimuth). It was designed to test a gravity high anomaly with a coincident magnetic high anomaly located 700 m southwest from the Gårdsgruvans zone and 350 m southwest from hole TOM21-029 along the trend from the historic Tomtebo Mine.

After 7.0 m of overburden, the hole intersected weakly altered but strongly silicified felsic volcanic rocks without sulphides, which was intercalated with occasional meter-scale mafic dikes from 7.0 to 113.6 m. A mafic and porphyritic felsic dike follow from 113.6 to 144.5 m. The weakly altered felsic volcanic rock without sulphides continues and is intercalated with occasional meter-scale mafic dikes from 144.5 m to the end of the hole depth at 300.0 m and is only interrupted by a pegmatite dike from 222.0 to 228.8 m.

TOM21-034 (Oscarsgruvan zone):

Hole TOM21-034 was drilled at an angled orientation (-47° dip) to the south (180° azimuth). It was designed to be a 130 m step-out laterally and below significant sulphide mineralization encountered in hole TOM21-004, which returned 13.4 m at 5.04% ZnEq1 (194.6 to 208.0 m). The hole also targeted coincident gravity and a magnetic high anomalies.

After 16.0 m of overburden, the hole intersected a partly altered undifferentiated intrusive amphibolite unit without pyrite from 16.0 to 70.0 m intercalated with a weakly altered felsic volcanic rock from 48.0 to 62.5 m. It is followed by weakly altered but silicified felsic volcanic rocks with local trace pyrite (0.1-1%) and pyrrhotite intercalated with occasional meter-scale mafic dikes from 70.0 to 215.0 m. This is underlain by weakly altered but silicified felsic volcanic rocks intercalated with meter-scale pyroxene skarns interbedded with felsic volcanic rocks with local trace pyrite and pyrrhotite (0.1-1%) from 215.0 to 287.8 m. These zones of intercalated pyroxene skarns include skarns at 218.0 to 228.0 m, 258.0 to 267.0 m, and 277.0 to 279.0 m. From 287.8 to 303.0 m, a pyroxene skarn is encountered and includes a massive magnetite-skarn unit with trace pyrite (1%) from 293.0 to 294.6 m. Weakly altered but silicified felsic volcanic rocks without sulphides persisted from 303.0 m to the end of the hole depth at 360.0 m.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

TOM21-035 (Oscarsgruvans zone):

Hole TOM21-035 was drilled at an angled orientation (-62° dip) to the southwest (215° azimuth). It was designed to be a 100 m step-out below TOM21-031, which targeted significant sulphide mineralization encountered in hole TOM21-004 that returned 13.4 m at 5.04% ZnEq1 (194.6 to 208.0 m). The hole also targeted coincident gravity and magnetic high anomalies.

After 15.8 m of overburden, the hole intersected a partly altered and undifferentiated intrusive amphibolite unit without pyrite from 15.8 to 169.6 m. This is underlain by weakly to locally moderately altered felsic volcanic rocks with local trace pyrite (0.1-1%) intercalated with several meter-scale altered mafic dikes. From 343.0 to 375.6 m, a pyroxene-tremolite skarn is encountered which is intercalated with occasional meter-scale silicified felsic volcanic rocks and includes a massive magnetite-skarn unit with trace and disseminated (1-2%) pyrite from 368.1 to 373.4 m. This skarn is followed by weakly to moderately altered felsic volcanic rocks without sulphides that is intercalated with occasional meter-scale mafic dikes from 375.6 m to the end of the hole depth at 450.0 m. These felsic volcanic rocks include a short amphibolite skarn unit with sulphide (pyrite, pyrrhotite, chalcopyrite) impregnation from 404.5 to 410.0 m.

TOM21-036 (West of Tomtebo Mine)

Hole TOM21-036 was drilled at an angled orientation (-55° dip) to the southeast (155° azimuth). It was designed to test the favourable horizon of the Steffenburgs zone northwestern hinge. It targeted a magnetic high anomaly and the Rhyolite 1 and 2 contact to the west from massive sulphide mineralization at the Steffenburgs zone, and is a 350 m step out to the west of hole TOM21-030B.

After 28.0 m of overburden, the hole intersected weakly altered felsic volcanic rocks without pyrite intercalated with occasional meter-scale mafic dikes from 28.0 to 66.0 m. This is followed by a strongly heterogeneously altered felsic volcanic rock without sulphides intercalated with meter-scale mafic dikes and a crushed zone from 66.0 to 91.4 m. This is underlain by weakly altered but strongly silicified felsic volcanic rocks without sulphides intercalated with occasional meter-scale altered mafic and porphyritic felsic dikes, which are associated with strong local alteration in the surrounding felsic volcanic rocks from 91.4 m to the end of the hole depth at 300.0 m.

References

1 Metal prices used in USD for the ZnEq calculation were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb.  ZnEq equals = Zn% + (Ag g/t × 0.0257) + (Au g/t x 2.831) + (Cu% × 2.529) + (Pb% × 0.882).  The use of ZnEq is to calculate cut-off grades for exploration purposes, and no adjustments were made for metal recovery.

2 Metal prices used in USD for the CuEq cut-off calculation were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb. CuEq equals = Cu% + (Au g/t x 1.1192) + (Ag g/t × 0.0102) + (Zn % x 0.3953) + (Pb % x 0.3488). The use of CuEq is to calculate cut-off grades for exploration purposes, and no adjustments were made for metal recovery.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Technical Information

All scientific and technical information in this news release has been prepared by, or approved by Garrett Ainsworth, PGeo, President and CEO of the Company.  Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The drill core reported in this news release was logged and prepared at the District Metals AB core facility in Säter, Sweden before submittal to ALS Geochemistry in Malå, Sweden where the NQ-size drill core is cut, bagged, and prepared for analysis.  Sample pulps were sent to ALS Geochemistry in Ireland (an accredited mineral analysis laboratory) for analysis. Samples were analyzed using a multi-element ultra trace method combining a four-acid digestion with ICP-MS analytical package ("ME-MS61"). Over limit sample values were re-assayed for: (1) values of copper >1%; (2) values of zinc >1%; (3) values of lead >1%; and (4) values of silver >100 g/t using the high-grade material ICP-AES analytical package ("ME-OG62").  Additional over limit sample values were re-assayed for: (1) values of zinc >30%; (2) values of lead >20% using the high precision analysis of base metal ores AAS analytical package ("Zn, Pb-AAORE").  Gold, platinum, and palladium were analyzed using the 30 g lead fire assay with ICP-AES finish analytical package ("PGM-ICP23"). Certified standards, blanks, and duplicates were inserted into the sample shipment to ensure integrity of the assay process. Selected samples were chosen for duplicate assay from the coarse reject and pulps of the original sample. No QA/QC issues were noted with the results reported.

Some of the data disclosed in this news release is related to historical drilling results. District has not undertaken any independent investigation of the sampling nor has it independently analyzed the results of the historical exploration work in order to verify the results. District considers these historical drill results relevant as the Company is using this data as a guide to plan exploration programs. The Company's current and future exploration work includes verification of the historical data through drilling.

Mr. Ainsworth has not verified any of the information regarding any of the properties or projects referred to herein other than the Tomtebo Property. Mineralization on any other properties referred to herein is not necessarily indicative of mineralization on the Tomtebo Property.

About District Metals Corp.

District Metals Corp. is led by industry professionals with a track record of success in the mining industry. The Company's mandate is to seek out, explore, and develop prospective mineral properties through a disciplined science-based approach to create shareholder value and benefit other stakeholders.

The advanced exploration stage Tomtebo Property is located in the Bergslagen Mining District of south-central Sweden is the Company's main focus. Tomtebo comprises 5,144 ha and is situated between the historic Falun Mine and Boliden's Garpenberg Mine that are located 25 km to the northwest and southeast, respectively. Two historic polymetallic mines and numerous polymetallic showings are located on the Tomtebo Property along an approximate 17 km trend that exhibits similar geology, structure, alteration and VMS/SedEx style mineralization as other significant mines within the district. Mineralization that is open at depth and along strike at the historic mines on the Tomtebo Property has not been followed up on, and modern systematic exploration has never been conducted on the Property.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

For further information on the Tomtebo Property, please see the technical report entitled "NI 43-101 Update Technical Report on the Tomtebo Project, Bergslagen Region of Sweden" dated effective October 15, 2020 and amended and restated on February 26, 2021, which is available on SEDAR at www.sedar.com.

On Behalf of the Board of Directors
"Garrett Ainsworth"
President and Chief Executive Officer

(604) 288-4430

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding "Forward-Looking" Information.

This news release contains certain statements that may be considered "forward-looking information" with respect to the Company within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and any similar expressions. In addition, any statements that refer to expectations, predictions, indications, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events.  Forward-looking statements in this news release relating to the Company include, among other things, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Tomtebo Property; the company's interpretations and expectations about the mineralization of the Tomtebo Mine; the Company's belief that the numerous gravity high anomalies identified at the historic Tomtebo Mine provide immense expansion potential; the Company's belief that the modeled gravity high anomalies at the historic Tomtebo Mine could correspond with polymetallic and/or iron sulphide mineralization, or a mafic unit; and the Company's belief that the gravity high anomaly located one kilometer to the northeast of the Tomtebo Mine represents a potential grassroots discovery opportunity with a modeled tonnage that compares with the historic production tonnage from the historic Falun Mine.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, as of the date of this news release, including, without limitation, assumptions about the reliability of historical data and the accuracy of publicly reported information regarding past and historic mines in the Bergslagen district; the Company's ability to raise sufficient capital to fund planned exploration activities, maintain corporate capacity and satisfy the exploration expenditure requirements required by the definitive purchase agreement between the Company and the vendor of the Tomtebo Property (the "Tomtebo Purchase Agreement") by the times specified therein; and stability in financial and capital markets.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks associated with the following: the reliability of historic data regarding the Tomtebo Property; the Company's ability to raise sufficient capital to finance planned exploration (including incurring prescribed exploration expenditures required by the Tomtebo Purchase Agreement, failing which the Tomtebo Property will be forfeited without any repayment of the purchase price); the Company's limited operating history; the Company's negative operating cash flow and dependence on third-party financing; the uncertainty of additional funding; the uncertainties associated with early stage exploration activities including general economic, market and business conditions, the regulatory process, failure to obtain necessary permits and approvals, technical issues, potential delays, unexpected events and management's capacity to execute and implement its future plans; the Company's ability to identify any mineral resources and mineral reserves; the substantial expenditures required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources; the Company's dependence on one material project, the Tomtebo Property; the uncertainty of estimates used to calculated mineralization figures; changes in governmental regulations; compliance with applicable laws and regulations; competition for future resource acquisitions and skilled industry personnel; reliance on key personnel; title matters; conflicts of interest; environmental laws and regulations and associated risks, including climate change legislation; land reclamation requirements; changes in government policies; volatility of the Company's share price; the unlikelihood that shareholders will receive dividends from the Company; potential future acquisitions and joint ventures; infrastructure risks; fluctuations in demand for, and prices of gold, silver and copper; fluctuations in foreign currency exchange rates; legal proceedings and the enforceability of judgments; going concern risk; risks related to the Company's information technology systems and cyber-security risks; and risk related to the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. For additional information regarding these risks, please see the Company's Annual Information Form, under the heading "Risk Factors", which is available at www.sedar.com. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company. These factors and assumptions, however, should be considered carefully. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of such factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information is made as of the date of this news release, and the Company assumes no obligation to publicly update or revise such forward-looking information, except as required by applicable securities laws. All scientific and technical information contained in this news release has been prepared by or reviewed and approved by Garrett Ainsworth, PGeo, President and CEO of the Company. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430